April 15, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation

Amendment No. 1 to Registration Statement on Form 10

Filed February 4, 2014

File No. 000-23930

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-12G/A filed February 4, 2014 (File No. 000-23930), as set forth in your letter dated February 24, 2014. We also enclose with this letter clean and marked copies of Amendment No. 2 to the Form 10, as amended and filed on April 15, 2014 (“Amendment No. 2”). Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Item 1. Business

Product Candidates, page 5

1.	We note your response to our prior comment 6 and reissue the comment in part. Please revise your disclosure to explain what a p-value is and what it measures at your first reference.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 9 of Amendment No. 2.

Anti-Infective Treatments with Bacteriophages, page 10

2.	We note your response to prior comment 13 and reissue the comment in part. Please revise your disclosure to identify the current development status of the study started by the Polish Academy of Sciences in 2005. Please also revise your disclosure to identify how the study conducted by the Polish Academy of Sciences and the study sponsored by the European Union suggest that phage therapy shows promise for treating infectious diseases. In this regard, please discuss how the specific results of these studies support your stated conclusion.

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060
AU: Unit 7 27 Dale Street, Brookvale 2100 NSW

RESPONSE:

We acknowledge the Staff’s comment and supplementally advise the Staff that our disclosure related to these studies is drawn from publicly available materials and that we do not have any additional information regarding these studies beyond what we have included in our existing disclosure.

Sale of Assets to Celladon Corporation, page 16

3.	We note your revised disclosure in response to our prior comment 16 and reissue the comment in part. Please revise your disclosure to disclose the $0.3 million sublicense fee received in May 2013. Please also discuss the extent to which Celladon has an on-going obligation to provide future sublicense payments and, if so, the circumstances in which further payments may be required.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 17 of Amendment No. 2.

Intellectual Property, page 16

4.	We note your response to prior comment 16. Please revise the description of your license agreement with the U.K. Health Protection Agency to identify the duration of the agreement and the circumstances in which it may be terminated by the parties to the agreement.

RESPONSE:

We acknowledge the Staff’s comment and have expanded the disclosure on page 18 of Amendment No. 2.

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Item 15. Financial Statements and Exhibits

Consolidated Financial Statements For The Years Ended December 31, 2012 and 2011

7. Stock Options and Warrants, page F-10

5.	Comment 31 requested you to tell us how you accounted for each issuance of warrants (including those accounted for as equity) so we repeat that request. Also disclose the fair value recognized for the warrants accounted for as equity and disclose the assumptions used to determine fair value.

RESPONSE:

For our December 31, 2013 year end financials, we accounted for the warrants issued in February through May 2013 as equity warrants as these were indexed to the Company’s stock. Warrants issued in June, July, and December 2013 contained a down round provision, and, thus, were not indexed to the company’s stock and recorded as liability warrants. Below is a chart outlining the fair value of the warrants accounted for as equity.

Date of Issuance	4-Feb-13	12-Mar-13	12-Apr-13	13-May-13
Input Variables
Stock price per share (1)	$0.17	$0.13	$0.11	$0.19
Exercise price (2)	$0.14	$0.14	$0.14	$0.14
Expected Life (2)	5	5	5	5
Volatility (3)	164.68%	165.44%	165.45%	167.00%
Discount rate (4)	0.85%	0.88%	0.70%	0.83%

Call Price per Black-Scholes	$0.1601	$0.1167	$0.1031	$0.1753
Warrant shares issued	4,351,816	892,857	892,857	892,857
Fair value of warrant shares	$696,760	$104,171	$92,076	$156,492

Footnotes:

[1] Stock price per share sourced from S&P Capital IQ

[2] Sourced from the Common Stock Purchase Warrant for each of the dates of issuance.

[3] Annualized Volatility calculated on a daily basis based on 5 year historical data.

[4] Discount Rate is Market yield on U.S. Treasury securities at 5-year constant maturity

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Report of Independent Registered Public Accounting Firm, page F-14

6.	Please explain to us why your accountants did not make reference to correction of all the errors in your restated financial statements in their report. Clarify use of the term “misstatement”.

RESPONSE:

Our auditors followed the guidance in PCAOB AU Section 508.18A, Correction of a Material Misstatement in Previously Issued Financial Statements, which states “Correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report through the addition of an explanatory paragraph following the opinion paragraph. The explanatory paragraph should include (1) a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and (2) a reference to the company's disclosure of the correction of the misstatement. Following is an example of an appropriate explanatory paragraph when there has been a correction of a material misstatement in previously issued financial statements.

As discussed in Note X to the financial statements, the 20X2 financial statements have been restated to correct a misstatement.”

Consolidated Statements of Stockholders’ Equity (Deficit), page F-17

7	Please explain your accounting for the $3.4 million added to stockholders’ equity and goodwill for shares held in escrow for the SPH Holdings acquisition.

RESPONSE:

Under the terms of the SPH acquisition, the Company offered 40 million shares of its common stock in exchange for 100% of the fully diluted share capital of SPH. 20 million shares were held in escrow, 8 million to satisfy potential warranty claims under the transaction documents and the remaining 12 million shares are held pending completion of certain milestones. The 20 million shares held in escrow were originally valued as of the closing date of the transaction at $0.17 per share and booked as paid-in-capital, escrow shares.

We subsequently engaged a valuation team from Cherry Bekaert LLP to review the purchase price allocation of this acquisition. Based on discussions with management, the valuation team determined that the probability of each milestone being achieved is 50%. This probability considered both: a) the probability that the milestone will be achieved within 2 years and b) the probability that AmpliPhi will not use its "Best endeavors" to satisfy the contingent payment condition and will have to issue the shares anyhow. The three milestones can be achieved independently. The valuation team also assumed that a prudent investor will hedge his position by purchasing a call option on the shares that would need to be issued in the future. As a result of this analysis, the overall value of the contingent milestone shares decreased to $1,837,252. This change is reflected in our restated 2012 financials. The 8 million shares to satisfy warranty claims remained the same and were released in November 2013.

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9. Business Combinations, page F-27

8.	Refer to your response to our prior comment 34 regarding your purchase of Biocontrol Limited on January 6, 2011 for $8.584 million and Special Phage Services on November 9, 2012 for $7.2 million. You indicate that you did acquire know-how, patents and phage libraries but were unable to determine fair value of these intangible assets. In explaining your accounting for these two transactions:
•	State specifically what assets were acquired.
•	Tell us how AmpliPhi is using the acquired assets in its R&D processes to develop bacteriophage-based products and whether the assets have alternative future uses.
•	Tell us what information was used by AmpliPhi in determining how much to pay for the acquired companies.
•	In not determining the fair value of the know-how, patents and phage libraries, and thus allocating 100% of the acquisition price to goodwill, tell us how you complied with the guidance in ASC 805-20-20 which states that an asset is identifiable if it meets either of the following criteria:
o	It is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so.
o	It arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.
o	Whereas goodwill is defined in ASC 805-20-20 as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.
•	Explain why you did not recognize any in-process research and development assets. Tell us if you referred to the AICPA Guide Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries in determining your accounting.
•	Tell us how many full time employees, including management, the acquired businesses had when you acquired them and how many were retained by AmpliPhi.

RESPONSE:

AmpliPhi used its own valuation to acquire the two organizations that were in similar stage of development and maturity.  Both of the entities provided similar phage and bacterial banks, in process R&D and pending, issued or potential IP.

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Ampliphi is using the assets from the acquisitions to advance our research and development programs into Clinical trials for the treatment of   bacterial infections.  Phage and bacterial inventories from each location have contributed to the products and are components in Ampli-Phage-001 and 002.  The acquired phage and bacterial banks are also serving to help supply material for consideration and use in future product enhancements.  Given the very specific nature of bacteriophage and bacterial targets the long term use in alternative applications (apart from developing new antibacterial treatments) is not likely.

In February 2014, we engaged a valuation team from Cherry Bekaert LLP to perform purchase price allocation studies for the Biocontrol and SPH holdings acquisitions. As a result, overall goodwill was restated and a new intangible asset, in process research and development (IPR&D), was recognized. For the Biocontrol acquisition, $7,778,000 of goodwill was reclassed to IPR&D. For the Special Phage Services, $5,161,000 of goodwill was reclassed to IPR&D. The overall purchase price of Special Phage Services was reduced by $299,000 which further reduced goodwill. At the time of acquisition in the beginning of 2011, Biocontrol had 6 full time employees and all were retained by Ampliphi. SPH Holdings had 1 full time employee who was retained by Ampliphi. As part of these purchase price allocation projects, we did review goodwill and IPR&D of each acquisition for impairment. As of December 31, 2013, there is no impairment of goodwill or IPR&D. We have restated our 2012 and 2011 financials for these changes.

9.	With regard to your response to comment 35, tell us why two years of financial statements for SPH Holdings are not required by Rule 8-04 of Regulation S-X.

RESPONSE:

We have provided the financial statements as of June 30, 2012. This was the first ever audit of a small privately owned company. SPH is included in Ampliphi’s consolidated financial statements for the years ending December 30, 2012 and December 30, 2013.

12. Correction of an Error, page F-29

10.	Please amend your filing to include the required format and disclosures provided in ASC 250-10-50 paragraphs 7 through 11 for error corrections. Mark those columns restated as “restated” on the face of the financial statements.

RESPONSE:

In restated financial statements included in Amendment No. 2, we have marked all appropriate columns on our financial statements as “Restated.”

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The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650) 888-2422 with any further comments or questions you may have.

Sincerely,

AMPLIPHI BIOSCIENCES CORPORATION.

/s/ Philip J. Young
Philip J. Young
President and Chief Executive Officer
AmpliPhi Biosciences Corporation

cc:	Amy Reischauer

Bryan Pitko

Stephen Thau, Morrison & Foerster LLP

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